UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

ATEL CAPITAL EQUIPMENT FUND XI, LLC
(Name of Subject Company)

ATEL CAPITAL EQUIPMENT FUND XI, LLC
 (Name(s) of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)

NONE
(CUSP Number of Class of Securities)

DEAN L. CASH
600 California Street, 6th Floor
San Francisco, California 94108
(415) 989-8800

With a copy to:
PAUL J. DERENTHAL, ESQ.
Derenthal & Dannhauser LLP
1999 Harrison Street, 26th Floor
Oakland, California 94612
(510) 350-3070

(Name, address (including zip code) and telephone number (including area code)of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is ATEL Capital Equipment Fund XI, LLC, a California limited liability company (the “Company”). The address of the principal executive office of the Company is 600 California Street, 6th Floor, San Francisco, California 94108. The Company's telephone number at that address is (415) 989-8800.

The title of the class of equity securities to which this statement relates is the Company's Limited Liability Company Units (the “Units”). The number of Units outstanding as of May 1, 2011 was 5,209,307.  There is no established trading market for the Units.

The Company does not pay dividends, but makes periodic cash distributions as determined by the Manager and consistent with its stated investment objectives.  Distributions may be paid monthly or quarterly at the election of Unit holders.  The rate for monthly distributions from 2010 operations was $0.08 per Unit for the period from January through December 2010. Likewise, the rate for monthly distributions from 2009 operations was $0.08 per Unit for the period from January through December 2009. The rate for each of the quarterly distributions paid in 2010 and 2009 was $0.23 per Unit.  Units were issued for a purchase price of $10 per Unit.

The following table presents summarized information regarding distributions to members other than the Managing Member (“Other Members”):

	2010	2009
Net (loss) income per Unit, based on weighted average Unit outstanding	$(0.02)	$0.13
Return of investment	0.95	0.79
Distributions declared per Unit, based on weighted average Other Member Units outstanding	0.93	0.92
Differences due to timing of distributions	-	-
Actual distributions paid per Unit	$0.93	$0.92

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The name, address and telephone number of the Company are set forth in Item 1 above.

This Schedule 14D-9 relates to a tender offer (the “Offer”) made on April 27, 2011, by MPF Flagship Fund 14, LLC, MPF DeWaay Fund 8, LLC, MPF Badger Acquisition Co., LLC, MPF Income Fund 24, LLC, MPF Income Fund 26, LLC, entities controlled by MacKenzie Patterson Fuller, LP  and collectively referred to herein as “MPF,” to purchase up to 444,444 Units between April 27, 2011 and June 17, 2011, or such other date to which the Offer may be extended (the “Expiration Date”).  The purchase price is $2.25 per Unit in cash, less the amount of any distributions declared or made with respect to the Units prior to the Expiration Date, and otherwise upon the terms and subject to the conditions set forth in an Offer to Purchase dated April 27, 2011.

As set forth in MPF's Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2011, the principal executive offices of MPF is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Not applicable.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The Company's Manager, ATEL Financial Services, LLC (“Manager”), has reviewed and carefully considered the Offer and has concluded that the consideration provided by the Offer is inadequate to the Unit holders of the Company.

The Manager recommends that Unit holders reject the Offer and not tender their Units.  Unit holders are urged to carefully consider the factors and information set forth in the Letter to the Unit holders, dated as of May 11, 2011, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference.  Neither the Manager nor any affiliate of the Manager will tender any Units in this Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past sixty (60) days, no transactions with respect to the Units have been effected by the Company or its executive officers, directors and affiliates.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Neither the Company, the Manager nor the Fund is undertaking or engaged in any negotiations with MPF or any of its affiliates in response to the tender offer.

ITEM 8. ADDITIONAL INFORMATION.

The information set forth in the Letter to the Un it holders, dated as of May 11, 2011, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(1)              Letter to Unit holders dated May 11, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 11, 2011	ATEL Capital Equipment Fund XI, LLC By: ATEL Financial Services, LLC, Manager
By: /s/ Deal L. Cash
Dean L. Cash, President